UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 1-34429

PAMPA ENERGÍA S.A.

(Exact Name of the Registrant as Specified in the Charter)

Pampa Energy Inc.

(Translation of Registrant’s Name into English)

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-4/A (File No. 333-213038).

TABLE OF CONTENTS

Forward-Looking Statements	1

Pampa Energía	2

Operating and Financial Review as of June 30, 2016, and for the Six-Month Periods Ended June 30, 2015 and 2016	5

Recent Developments	30
31

We have prepared this report to provide our investors with disclosure regarding recent developments in our business and results of operations for the six-month period ended June 30, 2016.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2015 (File No. 001‑34429), as amended through the filing of an amendment to our annual report on Form 20‑F/A for the year ended December 31, 2015, filed with the SEC on July 27, 2016 (File No. 001‑34429) (our “2015 Form 20-F/A”). Unless otherwise defined, all capitalized terms used herein shall have the meaning ascribed to them in our 2015 Form 20-F/A.

FORWARD-LOOKING STATEMENTS

This report contains estimates and forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on future events and trends that affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	our ability to arrange financing under reasonable terms;
•	the outcome and timing of the tariff renegotiation process of our regulated businesses and uncertainties relating to future government approvals to increase or otherwise adjust such tariffs;
•	changes in the laws and regulations applicable to energy and electricity and oil and gas sectors in Argentina;
•	government interventions, resulting in changes in the economy, taxes, tariffs or regulatory framework, or in the delay or withholding of governmental approvals;
•

general economic, social and political conditions in Argentina, and other regions where we or our subsidiaries operate, such as the rate of economic growth, fluctuations in exchange rates of the peso or inflation;

•	restrictions on the ability to exchange pesos into foreign currencies or to transfer funds abroad;
•	competition in the electricity, public utility services and related industries;
•	the impact of high rates of inflation on our costs;
•	deterioration in regional and national business and economic conditions in or affecting Argentina; and
•	other risks factors discussed under “Item 3. Risk Factors.” in our 2015 Form 20‑F/A.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to factors including, but not limited to, those mentioned above.

PAMPA ENERGÍA

Pampa Energía S.A. (“Pampa” or the “Company”) is the largest fully integrated electricity company in Argentina. Our generation subsidiaries had an aggregate installed generating capacity of 2,300 MW as of June 30, 2016, representing 6.9% of the installed generating capacity in Argentina at such date, and generated a total of 4,234 net GWh of electricity during the six-month period ended June 30, 2016, representing approximately 6.1% of total electricity generated in Argentina during such period.

We own an indirect co-controlling interest in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which operates and maintains the largest high-voltage electricity transmission system in Argentina, with more than 20,700 km (including Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A. (“Transba”)) of high-voltage transmission lines that, as of March 31, 2016, represented approximately 90% of the high-voltage system in Argentina, according to the information made available by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”). We believe that our subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of both GWh and pesos) in 2016, based on publicly available figures released by electricity distribution companies in Argentina.

Our principal assets, as of June 30, 2016, are divided among our electricity generation, transmission, distribution and oil and gas businesses, as follows:

•	Generation Business. Our generation assets include:
o

Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, two hydroelectric power generation systems located in the Province of Mendoza with an aggregate installed capacity of 653 MW, both of which we acquired in October 2006;

o

Central Térmica Güemes S.A., including (i) a thermal generation plant (Central Térmica Güemes) located in General Güemes, in the Province of Salta, which has an installed capacity of 361 MW, and which we acquired in January 2007, and (ii) a thermal generation plant (Central Térmica Piquirenda) located in Piquirenda, General San Martin, in the Province of Salta, which has an installed capacity of 30 MW, and which we acquired in March 2011;

o

Central Térmica Loma de la Lata (“Loma de la Lata” or “CTLL”), a thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) with an installed capacity of 645 MW, of which we acquired 375 MW, in May 2007. We expanded its capacity by 165 MW in November 2010. In July 2016, Loma de la Lata’s open-cycle gas turbine with an installed capacity of 105 MW that was completed in May 2016 began operations, increasing Loma de la Lata’s installed capacity to 645 MW. Loma de la Lata is further expanding by adding new gas turbines, which will increase its capacity by 120 MW;

	o	Piedra Buena, a thermal generation plant located in Ingeniero White, Bahia Blanca, in the Province of Buenos Aires, which has an installed capacity of 620 MW, and which we acquired in August 2007; and
o

Greenwind S.A., which is a wind project, “Corti,” that will consist of a wind farm located in Bahía Blanca, Province of Buenos Aires, with a capacity of 100 MW. As of the date of this prospectus, Greenwind’s sole asset is a legal right to use and profit from 1,500 hectares of land for a 27-year period.

o

Parques Eólicos del Fin del Mundo S.A., which consists of a project, “Parque Eólico de la Bahía,” a 50 MW wind farm located in Bajo Hondo, Coronel Rosales, Province of Buenos Aires. As of the date of this prospectus, Parque Eólico del Fin del Mundo’s sole asset is a legal right to use and profit from 500 hectares of land for a 23-year period.

	o	Parques Eólicos Argentinos S.A., which consists of a project, “Parque Eólico de Las Armas,” a 50 MW wind farm located in Las Armas, Maipú, Province of Buenos Aires.
•

Transmission Business. We participate in the electricity transmission business through (i) our jointly controlling interest of 26.3% in Transener, which owns, operates and maintains the largest high-voltage electricity transmission system in Argentina, and (ii) Transba, which owns and operates a separate high-voltage transmission system located within the Province of Buenos Aires. We acquired our joint controlling interest in Transener in September 2006.

•

Distribution Business. We are engaged in the electricity distribution business through our subsidiary Edenor, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 2.8 million customers. We acquired our controlling interest of 51.5% in Edenor in September 2007.

•

Oil and Gas Business. We are engaged in the oil and gas business through our subsidiary Petrolera Pampa S.A. (“PEPASA”). As of March 31, 2016, PEPASA obtains its oil and gas production from 131 wells in five different blocks through partnerships with Yacimientos del Sur S.A., Petrobras Argentina S.A. (“Petrobras Argentina”) and YPF S.A. (“YPF”), as well as the sole operator in a separate area. We have a 49.6% interest in PEPASA.

In addition to our principal electricity and oil and gas assets, we hold other non-electricity assets and investments, including: (i) a 10% stake in the share capital of Compañía de Inversiones en Energía S.A. (“CIESA”); (ii) the character of Beneficiario (interest beneficiary) and Fideicomisario (principal beneficiary) under the MSA Trust, owner of 40% of the capital stock of CIESA and (iii) our investments in Bodega Loma la Lata S.A. On July 27, 2016, as part of the financing for the acquisition of indirect control of Petrobras Argentina, we sold our indirect interest in TGS for consideration of U.S.$241 million. For more information about our business, see “Item 4. Our Business” in our 2015 Form 20‑F/A.

Organizational structure

The following chart sets forth our corporate structure as of June 30, 2016.

PAMPA ENERGÍA
100%
Pampa Inversiones
0.06%
99.94%
Pampa Participaciones II
100%
Petrobras Participaciones SL
99.99%
0.01%
Pampa Participaciones
90.27%
91.60%
98%
2%
0.01%
99.99%
99.95%
0.05%
1.9%
98.1%
98.05%
1.95%
0.002%
49.6%
0.01%
99.99%
67.2%
Inversora Nihuiles
Inversora Diamante
Inversora Piedra Buena
Central Térmica Loma de la Lata
Pampa Comercializadora
TRANSELEC
IEASA
Petrolera Pampa
Bodega Loma La Lata
Petrobras Argentina
50%
CITELEC
99.99%
0.01%
EASA
52.04%
59%
2%
99.99%
0.01%
100%
100%
64.26%
26.17%
52.65%
51.54%
Hidroeléctrica Los Nihuiles
Hidroeléctrica Diamante
Central Térmica Piedra Buena
Greenwind
Parques Eólicos del Fin del Mundo
Central Térmica Güemes
Transener
Edenor
2.4%
0.157%
90%
99.93%
0.07%
4.50%
Termoeléctrica José De San Martín*
Termoeléctrica Manuel Belgrano*
0.01%
TRANSBA
Transener Internacional

* Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust.

OPERATING AND FINANCIAL REVIEW AS OF JUNE 30, 2016,  AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2016

The following is a summary and discussion of our financial position as of June 30, 2016 and our results of operations for the six-month period ended June 30, 2016. For comparative purposes, the following includes financial information as of December 31, 2015 and for the six-month period ended June 30, 2015. The following tables and discussion should be read in conjunction with our unaudited consolidated financial statements as of and for the three-month and six-month periods ended June 30, 2016, furnished with the SEC on August 19, 2016 (our “Unaudited Interim Financial Statements”) as well as our annual audited restated consolidated financial statements as of and for the three years ended December 31, 2015, 2014 and 2013, which are included in our 2015 Form 20-F/A (our “Audited Consolidated Financial Statements”).

In the opinion of our management, the unaudited selected financial data discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2015 Form 20-F/A.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.”, “AR$” and “Pesos” are to Argentine pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the average between the purchaser and seller exchange rates reported by the Banco de la Nación Argentina (“Banco Nación”), as of June 30, 2016 of U.S.$1.00 = Ps. 14.99, unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On September 30, 2016, the exchange rate was Ps. 15.300 to U.S.$1.00. As a result of fluctuations in the Dollar/Argentine Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates,” “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations” and “Item 3. Key Information—Risk Factors—Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business” in our 2015 Form 20-F/A.

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as us. In accordance with IFRS, the financial information set forth in this report and in our 2015 Form 20-F/A has not been adjusted to reflect inflation. Inflation could therefore affect the comparability among the different periods presented in this report and in our 2015 Form 20-F/A. See “Risk Factors—The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition” and “—If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected” in our 2015 Form 20-F/A. The rate of inflation for the first six months of 2016, as measured by the variations in the Wholesale Price Index (“WPI”) and the Consumer Price Index (“CPI”), according to National Statistics and Census Institute (Instituto Nacional de Estadística y Censos, or “INDEC”) was [●]%. The accuracy of the measurements of inflation by INDEC has been called into question, and the actual CPI and WPI could be substantially higher than those indicated by INDEC. See “Risk Factors—The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” in our 2015 Form 20-F/A.

Sources of Revenues

No significant changes have arisen in sources of revenues since we filed our 2015 Form 20-F/A. See “Item 5. Operating and Financial Review and Prospectus—Sources of Revenue” in our 2015 Form 20-F/A and Note 19 to our Unaudited Interim Financial Statements.

Factors Affecting Our Results of Operations

No significant changes have arisen in the factors affecting our results of operations or outlook for 2016 since we filed our 2015 Form 20-F/A, with the exception of the estimated impact in the form of reversal of revenues of complying with the precautionary measures imposed by several courts of the Province of Buenos Aires and the Division II of the Federal Appellate Court of the City of La Plata, which, as of June 30, 2016, amounts to approximately Ps. 1.1 billion in reduced revenue from sales, whereas the related cost for energy purchases amounts to approximately Ps. 533 million.  See “Recent Developments—Precautionary Measures” and “Item 5. Operating and Financial Review and Prospectus—Factors Affecting Our Results of Operation” in our 2015 Form 20-F/A.

Critical Accounting Policies and Judgments

No significant changes have arisen in our critical accounting policies and judgments since we filed our 2015 Form 20-F/A. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Judgments” in our 2015 Form 20-F/A.

Selected Financial Data

The following tables set forth our unaudited selected financial data for the six-month periods ended June 30, 2015 and 2016 and as of December 31, 2015 and June 30, 2016.

	For the Six-Month Period Ended June 30,
	2016	2016	2015
	(U.S.$)(1)	(Pesos)	(Pesos)
	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	559,207,866	8,382,525,904	3,415,398,884
Cost of sales	(489,319,953)	(7,334,906,088)	(3,297,425,181)
Gross profit	69,887,913	1,047,619,816	117,973,703
Selling expenses	(56,755,504)	(850,765,006)	(419,591,186)
Administrative expenses	(61,320,304)	(919,191,364)	(523,059,030)
Other operating income	55,414,043	830,656,504	202,213,296
Other operating expenses	(25,762,045)	(386,173,060)	(224,689,028)
Share of (loss) profit of joint ventures	(4,907,609)	(73,565,057)	28,667,311
Share of (loss) profit of associates	(176,999)	(2,653,210)	7,462,702
Operating loss before higher costs recognition and SE Resolution No. 32/15	(23,620,505)	(354,071,377)	(811,022,232)
Income recognition on account of the RTI - SE Resolution No. 32/15(2)	28,493,564	427,118,527	2,388,652,390
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes(2)	5,437,747	81,511,835	186,595,975
Operating profit	10,310,806	154,558,985	1,764,226,133
Financial income	17,037,378	255,390,300	127,458,182
Financial cost	(94,767,026)	(1,420,557,713)	(292,943,077)
Other financial results	15,680,636	235,052,731	353,938,768
Financial results, net	(62,049,011)	(930,114,682)	188,453,873
(Loss) profit before income tax	(51,738,205)	(775,555,697)	1,952,680,006
Income tax	23,312,023	349,447,227	(587,544,843)
Total (loss) profit of the period	(28,426,182)	(426,108,470)	1,365,135,163

Total (loss) profit of the period attributable to:
Owners of the company	(4,059,403)	(60,850,450)	963,020,737
Non - controlling interest	(24,366,779)	(365,258,020)	402,114,426
Basic earnings (loss) per share from continuing operations	(0.0024)	(0.0359)	0.7327
Diluted earnings (loss) per share from continuing operations(3)	(0.0024)	(0.0359)	0.6154
Basic earning (loss) per ADS(4) from continuing operations	(0.0001)	(0.0014)	0.0293
Diluted earning (loss) per ADS(4) from continuing operations(3)	(0.0001)	(0.0014)	0.0246
Weighted average amount of outstanding shares	113,132,719	1,695,859,459	1,564,839,702

	For the Six-Month Period Ended June 30,
	2016	2016	2015
	(U.S.$)(1)	(Pesos)	(Pesos)
	(unaudited)	(unaudited)	(unaudited) (restated)
CASH FLOW DATA
Net cash generated by operating activities	98,302,401	1,473,552,996	1,688,236,718
Net cash used in investing activities	(167,878,839)	(2,516,503,799)	(2,149,242,027)
Net cash generated by financing activities	87,344,244	1,309,290,217	364,080,792

(1) Solely for the convenience of the reader, Peso amounts as of June 30, 2016 have been translated into U.S.$ at the average between the purchaser and seller exchange rates for U.S.$ quoted by Banco Nación on June 30, 2016 of Ps. 14.99 to U.S.$ 1.00.

(2) See Note 2.3 to our Audited Consolidated Financial Statements.

(3) Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all potential dilutive common shares. The Company has a type of potential dilutive common shares, which consist of warrants.

(4) Each ADS represents 25 common shares.

	For the Six-Month Period Ended June 30,
	2016	2015
	(Pesos)	(Pesos)
	(unaudited)	(unaudited)
Revenue
Generation	1,541.0	1,270.4
Transmission (1)	349.2	412.0
Distribution	5,707.1	1,868.0
Oil and gas	1,129.7	311.4
Holding and others	49.7	29.3
Eliminations	(45.0)	(63.7)
Subtotal Sales	8,731.7	3,827.4
Sales from interest in joint ventures	(349.2)	(412.0)
Total Sales	8,382.5	3,415.4

Gross profit (loss)
Generation	823.9	640.7
Transmission (1)	(41.5)	128.9
Distribution	(238.8)	(665.8)
Oil and gas	425.5	122.5
Holding and others	48.0	27.9
Eliminations	(10.9)	(7.3)
Subtotal gross profit	1,006.2	246.9
Gross (loss) profit from interest in joint ventures	41.5	(128.9)
Total gross profit	1,047.6	118.0
Operating profit (loss)
Generation	590.0	493.4
Transmission (1)	(135.3)	65.7
Distribution	(1,224.7)	1,121.3
Oil and gas	938.4	135.9
Holding and others	(75.4)	(15.0)
Subtotal operating profit	92.9	1,801.3
Operating (loss) profit from interest in joint ventures	61.7	(37.1)
Total operating profit	154.6	1,764.2

Total profit (loss) of the period
Generation	440.5	280.1
Transmission (1)	(73.7)	28.6
Distribution	(1,518.7)	606.1
Oil and gas	297.7	57.4
Holding and others	428.1	393.0
Total (loss) profit of the period	(426.1)	1,365.1

Total profit (loss) attributable to owners of the company
Generation	381.2	258.1
Transmission (1)	(73.7)	28.6
Distribution	(944.2)	254.8
Oil and gas	147.7	28.5
Holding and others	428.1	393.0
Total (loss) profit attributable to owners of the company	(60.9)	963.0

Total profit (loss) attributable to non - controlling interest
Generation	59.2	22.0
Distribution	(574.5)	351.2
Oil and gas	150.0	28.9
Total (loss) profit attributable to non - controlling interest	(365.3)	402.1

(1) For the purposes of presenting segment information the indirect interest of our Transmission segment has been consolidated proportionally.

	As of June 30,		As of December 31,
	2016	2016	2015
	(U.S.$) (1)	(Pesos)	(Pesos)
	(unaudited)	(unaudited)
STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	9,093,510	136,311,722	223,918,951
Investments in associates	-	-	123,237,325
Advances for companies’ acquisition	168,819,480	2,530,604,000	-
Property, plant and equipment	1,104,025,016	16,549,334,989	14,508,403,073
Intangible assets	50,964,032	763,950,835	734,167,886
Biological assets	122,299	1,833,259	1,853,667
Financial assets at fair value through profit and loss	4,712	70,630	2,578,182,705
Financial assets at amortized cost	2,985,212	44,748,321	-
Deferred tax asset	53,249,391	798,208,377	52,279,953
Trade and other receivables	90,005,124	1,349,176,811	1,228,528,576
Total non-current assets	1,479,268,775	22,174,238,944	19,450,572,136
Current assets:
Biological assets	16,102	241,365	245,361
Inventories	17,086,940	256,133,228	225,462,790
Financial assets at amortized cost	143,748	2,154,778	-
Financial assets at fair value through profit and loss	194,499,317	2,915,544,758	4,081,019,508
Derivative financial instruments	28,019	420,000	197,150
Trade and other receivables	330,545,854	4,954,882,345	4,875,514,245
Cash and cash equivalents	55,784,036	836,202,699	516,597,918
Total current assets	598,104,014	8,965,579,173	9,699,036,972
Non-current assets classified as held for sale	189,764,250	2,844,566,113	-
Total assets	2,267,137,040	33,984,384,230	29,149,609,108
Shareholders´ equity
Share capital	113,132,719	1,695,859,459	1,695,859,459
Additional paid-in capital	82,153,654	1,231,483,268	1,231,483,268
Legal reserve	13,656,880	204,716,629	51,462,158
Voluntary reserve	259,480,717	3,889,615,950	977,780,998
Retained earnings	(4,059,403)	(60,850,450)	3,065,089,423
Other comprehensive loss	(2,122,734)	(31,819,782)	(31,086,202)
Equity attributable to owners of the company	462,241,833	6,929,005,074	6,990,589,104
Non-controlling interest	68,402,343	1,025,351,128	1,390,609,148
Total equity	530,644,176	7,954,356,202	8,381,198,252
Non-current liabilities:
Trade and other payables	287,066,633	4,303,128,830	2,698,769,957
Borrowings	472,565,648	7,083,759,057	6,684,746,241
Deferred revenue	11,507,495	172,497,351	153,815,820
Salaries and social security payable	5,996,881	89,893,240	80,039,338
Defined benefit plans	20,163,192	302,246,242	264,454,859
Deferred tax liabilities	46,322,173	694,369,374	591,588,053
Income tax and minimum notional income tax provision	26,103,268	391,287,992	271,767,729
Taxes payable	10,950,478	164,147,658	127,538,023
Provisions	25,476,667	381,895,244	313,778,975
Total non-current liabilities	906,152,434	13,583,224,988	11,186,498,995
Current liabilities:
Trade and other payables	448,558,369	6,723,889,957	6,652,485,409
Borrowings	256,346,936	3,842,640,566	1,307,662,872
Deferred revenue	50,946	763,684	763,684
Salaries and social security payable	54,626,259	818,847,618	886,967,815
Defined benefit plans	3,831,477	57,433,843	46,089,380
Income tax and minimum notional income tax provision	15,724,870	235,715,796	138,949,721
Taxes payable	44,448,969	666,290,048	460,320,004
Derivatives financial instruments	-	-	18,081,410
Provisions	6,752,604	101,221,528	70,591,566
Total current liabilities	830,340,430	12,446,803,040	9,581,911,861
Total liabilities	1,736,492,864	26,030,028,028	20,768,410,856
Total liabilities and equity	2,267,137,040	33,984,384,230	29,149,609,108

(1) Solely for the convenience of the reader, Peso amounts as of June 30, 2016 have been translated into U.S.$ at the average between the purchaser and seller exchange rates for U.S.$ quoted by Banco Nación on June 30, 2016 of Ps. 14.99 to U.S.$ 1.00.

Consolidated Results of Operations for the Six-Month Periods Ended June 30, 2015 and 2016

Generation Segment

Generation net sales increased by 21.3% to Ps. 1,541 million for the six-month period ended June 30, 2016, from Ps. 1,270.4 million for the same period in 2015. The increase of Ps. 270.6 million in electricity generation net sales was mainly due to an increase in the average electricity selling prices calculated for the segment (Ps. 342.5 per MWh for the six-month period ended June 30, 2016, compared to Ps. 243.4 per MWh for the same period in 2015, which represents a sales increase of Ps. 445.3 million). The increase was partially offset by a decrease in the amount of electricity sold by the segment (4,494.9 GWh for the six-month period ended June 30, 2016, compared to 5,115 GWh for the same period in 2015, which represents a Ps. 212.4 million decrease in sales).

Average electricity generation selling prices in this segment reflects the impact of the pricing scheme updated by the implementation of SE Resolution No. 22/16, which became effective as of February 2016 and the impact of the effect of changes in the exchange rate, which impacted Energía Plus and SE Resolution No. 220/2007 agreements. Moreover, the decrease in electricity sales (in GWh) was mainly due to maintenance works in Central Piedra Buena S.A. (“CPB”) and a lower dispatch by CAMMESA at Central Térmica Güemes S.A. (“CTG”) and CTP. In our hydroelectric power units, the joint sales in 2016 were 211.5 GWh higher than that in 2015 due to the higher dispatch by higher water flow and input levels in the area. The following table shows net electricity sales (in GWh) for power generation plants:

	Six-Month Period Ended June 30,
In GWh	2016			2015
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	328.1	-	328.1	205.5	0.5	206.0
HIDISA	266.3	-	266.3	177.0	-	177.0
Thermal facilities:
CTG	862.1	259.9	1,122.0	1,009.2	324.7	1,333.9
CTLL	1,704.8	-	1,704.8	1,666.3	-	1,666.3
CTP*	82.3	-	82.3	95.3	-	95.3
CPB	990.3	1.2	991.5	1,635.4	1.2	1,636.6
Total	4,233.8	261.0	4,494.9	4,788.6	326.4	5,115.0
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation cost of sales increased by 13.9%, to Ps. 717.1 million for the six-month period ended June 30, 2016, from Ps. 629.7 million for the same period in 2015, mainly due to higher labor costs of 37.2% in our hydroelectric power units and of 35% in our thermal power units, higher energy purchases in our thermal power units of 41.7% and an increase of 80.7% in consumption of materials as a result of maintenance works in CPB. These were partially offset by a decrease of 67.7% in the cost related to gas consumption. The following table shows the main components of our generation segment cost of sales for the specified periods:

	Six-Month Period Ended June 30,
Cost of Sales, in millions of Ps. except %	2016		2015
Hydroelectric facilities:
Labor costs	45.6	46.1%	33.2	45.4%
Amortization for intangible assets	9.7	9.8%	9.7	13.3%
Royalties	12.2	12.3%	8.3	11.3%
Repairs and Maintenance	7.2	7.3%	3.8	5.2%
Rental and insurance	4.0	4.0%	3.5	4.7%
Consumption of materials	6.9	7.0%	3.1	4.3%
Fees for third-party services	1.6	1.7%	1.2	1.7%
Energy purchases	1.3	1.4%	1.3	1.7%
Depreciation of property, plant and equipment	1.0	1.0%	0.9	1.2%
Others	9.3	9.4%	8.1	11.1%
Total hydroelectric	98.8	100.0%	73.1	100.0%

Thermal facilities:
Labor costs	178.3	28.8%	132.0	23.7%
Energy purchases	162.4	26.3%	114.6	20.6%
Gas consumption	26.7	4.3%	82.9	14.9%
Depreciation of property, plant and equipment	73.0	11.8%	68.6	12.3%
Repairs and Maintenance	33.1	5.3%	37.3	6.7%
Consumption of materials	54.4	8.8%	30.1	5.4%
Rental and insurance	25.0	4.0%	29.3	5.3%
Fees for third-party services	17.5	2.8%	14.1	2.5%
Penalties	5.5	0.9%	2.3	0.4%
Others	42.3	6.8%	45.3	8.1%
Total thermal	618.3	100.0%	556.5	100.0%

Total	717.1	100.0%	629.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, our generation segment gross profit increased by 28.6% to Ps. 823.9 million for the six-month period ended June 30, 2016, compared to Ps. 640.7 million for the same period in 2015.

Selling expenses from our generation segment increased to Ps. 15.7 million for the six-month period ended June 30, 2016, compared to Ps. 10.4 million for the same period in 2015, mainly due to a Ps. 3.1 million increase in taxes, rates and contributions and a Ps. 1.2 million increase in labor costs. Selling expenses relating to our hydroelectric power units amounted to Ps. 4.4 million and Ps. 4.5 million, and those corresponding to our thermal power units reached Ps. 11.2 million and Ps. 5.9 million for the six-month period ended June 30, 2016 and 2015, respectively. The following table shows the main components of our generation segment selling expenses for the specified periods:

	Six-Month Period Ended June 30,
Selling Expenses, in millions of Ps. except %	2016		2015
Taxes, rates and contributions	7.8	49.5%	4.6	44.8%
Labor costs	4.8	30.8%	3.6	35.0%
Doubtful accounts	0.8	5.3%	0.5	4.3%
Others	2.3	14.4%	1.7	15.9%
Total	15.7	100.0%	10.4	100.0%
Of which:
Hydroelectric	4.4	28.3%	4.5	43.5%
Thermal	11.2	71.7%	5.9	56.5%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation administrative expenses increased to Ps. 195.4 million for the six-month period ended June 30, 2016 from Ps. 118.2 million for the same period in 2015, mainly due to a 54.3% increase in labor costs borne by our generation subsidiaries, and a 218.3% increase in the fees for third-party services as a result of legal fees from the arbitration proceedings against Isolux. Administrative expenses corresponding to our hydroelectric power units amounted to Ps. 17.2 million and Ps. 11.5 million, and those corresponding to our thermal power units reached Ps. 178.2 million and Ps. 106.6 million the six-month period ended June 30, 2016 and 2015, respectively. The following table shows the main components of our generation segment administrative expenses for the specified periods:

	Six-Month Period Ended June 30,
Administrative Expenses, in millions of Ps. except %	2016		2015
Labor costs	127.4	65.2%	82.6	69.9%
Fees for third-party services	39.3	20.1%	12.4	10.5%
Rental and insurance	9.3	4.8%	6.8	5.8%
Depreciation of property, plant and equipment	2.3	1.2%	1.9	1.6%
Taxes, rates and contributions	0.6	0.3%	1.2	1.1%
Others	16.4	8.4%	13.2	11.2%
Total	195.4	100.0%	118.2	100.0%
Of which:
Hydroelectric	17.2	8.8%	11.5	9.8%
Thermal	178.2	91.2%	106.6	90.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other generation operating income and expenses, net increased by 20.8%, to a loss of Ps. 22.8 million for the six-month period ended June 30, 2016, compared to a loss of Ps. 18.8 million for the same period in 2015. The following table shows the main components of our generation segment other operating income and expenses, net for the specified periods:

	Six-Month Period Ended June 30,
Other Op. Income & Expenses, in millions of Ps. except %	2016		2015
Tax on bank transactions	(23.7)	104.2%	(22.7)	120.6%
Allowance for uncollectible tax credits	(6.9)	30.2%	(1.4)	7.6%
Recovery of receivables	0.5	(2.2%)	0.4	(2.1%)
Provision for contingencies	-	-	(2.1)	11.2%
Recovery of insurance	1.2	(5.3%)	-	-
Others	6.1	(26.9%)	7.0	(37.3%)
Total	(22.8)	100.0%	(18.8)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation operating income increased by 19.6% to Ps. 590 million for the six-month period ended June 30, 2016, compared to Ps. 493.4 million for the same period in 2015.

Generation financial results accounted for a profit of Ps. 23.3 million for the six-month period ended June 30, 2016, compared to a loss of Ps. 106.1 million for the same period in 2015, mainly due to higher income for changes in the fair value of financial instruments (Ps. 194.3 million), a decrease in losses related to foreign exchange differences (Ps. 20.1 million) due to derivative financial instruments results, and higher net income for commercial interest (Ps. 82.7 million), which were partially offset by an increase in net financial interest (Ps. 171.4 million) as a result of higher indebtedness balances compared to the same period in 2015. The following table shows the main components of our generation segment financial results for the specified periods:

	Six-Month Period Ended June 30,
Financial Results, in millions of Ps. except %	2016		2015
Financial income
Commercial interest	167,3	89,4%	85,7	72,8%
Financial interest	8,3	4,5%	32,1	27,2%
Others	11,6	6,2%	0,0	0,0%
Subtotal	187,2	100,0%	117,8	100,0%

Financial cost
Financial interest	(276,4)	92,7%	(128,7)	77,5%
Fiscal interest	(14,6)	4,9%	(21,1)	12,7%
Commercial interest	(0,0)	0,0%	(1,1)	0,7%
Others	(7,2)	2,4%	(15,1)	9,1%
Subtotal	(298,2)	100,0%	(166,1)	100,0%

Other financial results
Foreign exchange differences, net	(13,2)	(9,8%)	(33,3)	57,5%
Changes in the fair value of financial instruments	146,4	109,0%	(47,9)	82,8%
Discounted value measurement	1,1	0,8%	23,3	(40,3%)
Subtotal	134,3	100,0%	(57,8)	100,0%
Total	23,3	100,0%	(106,1)	100,0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of Ps. 172.9 million for the six-month period ended June 30, 2016, compared to a charge of Ps. 107.1 million for the same period in 2015.

Finally, our generation segment recorded a net profit of Ps. 440.5 million for the six-month period ended June 30, 2016, of which Ps. 381.2 million were attributable to the owners of the Company, compared to a net profit of Ps. 280.1 million recorded in the same period in 2015, of which Ps. 258.1 million were attributable to the owners of the Company.

Transmission Segment

Transmission net sales decreased by 15.2% to Ps. 349.2 million for the six-month period ended June 30, 2016, compared to Ps. 412 million for the same period in 2015.

Net regulated sales decreased by 26.2% to Ps. 279.5 million for the six-month period ended June 30, 2016, from Ps. 378.9 million recorded for the same period in 2015, mainly due to a decrease of Ps. 118.3 million in revenues from the Convention Renewal entered into by Transener, Transba, the SE and the ENRE, net of a decrease in penalties of Ps. 8.5 million and an increase of Ps. 5.0 million in other regulated income.

Net non-regulated sales increased 110.6% to Ps. 69.6 million for the six-month period ended June 30, 2016, from Ps. 33.1 million recorded for the same period in 2015, mainly due to an increase in income from the work entrusted to Transener through Resolution No. 01/03 of 23.7 million, an increase of Ps. 9 million in revenue from the Fourth Line and Ps. 4.1 million in revenues from other non-regulated services.

Transmission cost of sales increased by 38% to Ps. 390.6 million for the six-month period ended June 30, 2016 compared to Ps. 283.1 million for the same period in 2015, mainly due to a 23.5% increase in labor costs. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Six-Month Period Ended June 30,
Cost of Sales, in millions of Ps. except %	2016		2015
Labor costs	222.5	57.0%	180.2	63.6%
Depreciation of property, plant and equipment	23.6	6.0%	22.1	7.8%
Transport and per diem	18.0	4.6%	12.8	4.5%
Repairs and Maintenance	25.6	6.6%	11.9	4.2%
Rental and insurance	12.3	3.1%	13.4	4.7%
Fees for third-party services	5.9	1.5%	8.4	3.0%
Consumption of materials	27.1	6.9%	2.9	1.0%
Others	55.7	14.2%	31.4	11.1%
Total	390.6	100.0%	283.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, transmission gross losses decreased to Ps. 41.5 million for the six-month period ended June 30, 2016, from a Ps. 128.9 million profit for the same period in 2015, mainly as a result a decrease in sales due to the termination of the Instrumental Agreement and the Renewal Agreement.

We do not record selling expenses related to our transmission activities.

Transmission administrative expenses increased by 52% to Ps. 86.2 million for the six-month period ended June 30, 2016, compared to Ps. 56.7 million for the same period in 2015, mainly due to a 48% labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Six-Month Period Ended June 30,
Administrative Expenses, in millions of Ps. except %	2016		2015
Labor costs	62.0	71.9%	41.9	73.8%
Fees for third-party services	4.5	5.2%	3.2	5.6%
Rental and insurance	3.8	4.4%	2.8	5.0%
Depreciation of property, plant and equipment	2.4	2.8%	2.2	3.9%
Others	13.5	15.7%	6.6	11.6%
Total	86.2	100.0%	56.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other transmission operating income and expenses, net recorded a loss of Ps. 7.6 million for the six-month period ended June 30, 2016, compared to Ps. 6.4 million loss for the same period in 2015. The following table shows the main components of our transmission segment other operating income and expenses for the specified periods:

	Six-Month Period Ended June 30,
Other Op. Income & Expenses, in millions of Ps. except %	2016		2015
Tax on bank transactions	(6.1)	79.9%	(5.8)	89.6%
Profit for property, plant and equipment sale	(1.1)	14.5%	(0.5)	7.1%
Recovery of expenses	-	-	0.2	(3.4%)
Others	(0.4)	5.6%	(0.4)	6.7%
Total	(7.6)	100.0%	(6.4)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission operating income accounted for a loss of Ps. 135.3 million for the six-month period ended June 30, 2016, compared to the gain of Ps. 65.7 million for the same period in 2015, mainly as a result of decreases in revenues and an increase of costs and expenses described above.

Transmission financial results accounted for a loss of Ps. 77.2 million for the six-month period ended June 30, 2016, compared to a profit of Ps. 27 million for the same period in 2015, mainly as a result of an increase in foreign exchange losses and financial interest on liabilities due to the effect of increased exchange rate on financial debt denominated in US dollars (Ps. 89.1 million) and a decrease in the profits from interest income from the Fourth Line and the Renewal Agreement (Ps. 15.6 million). The following table shows the main components of our transmission segment financial results for the specified periods:

	Six-Month Period Ended June 30,
Financial Results, in millions of Ps. except %	2016		2015
Financial income
Financial interest	74.9	100.0%	90.5	100.0%
Subtotal	74.9	100.0%	90.5	100.0%

Financial cost
Financial interest	(42.6)	99.5%	(29.3)	99.0%
Others	(0.2)	0.5%	(0.3)	1.0%
Subtotal	(42.8)	100.0%	(29.5)	100.0%

Other financial results
Foreign exchange differences, net	(109.4)	100.0%	(33.6)	98.8%
Others	-	-	(0.4)	1.2%
Subtotal	(109.4)	100.0%	(34.0)	100.0%

Total	(77.2)	100.0%	27.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our transmission segment recorded an income tax gain of Ps. 72.7 million for the six-month period ended June 30, 2016, compared to a charge of Ps. 33.5 million for the same period in 2015.

Finally, our transmission segment recorded a net loss of Ps. 73.7 million for the for the six-month period ended June 30, 2016, compared to a net profit of Ps. 28.6 million for the same period in 2015, both attributable to the Company’s owners.

Distribution Segment

Net sales from our distribution activities increased by 205.5% to Ps. 5,707.1 million in the six-month period ended June 30, 2016, compared to Ps. 1,868 million for the same period in 2015, mainly due to the retroactive application of the Ministry of Energy and Mining (“ME&M”) Res. No. 6 and 7/16 from February 2016, which establishes a new electricity rate system increasing revenue of distribution companies. This increase was partially offset by adjustments recognized due to precautionary measures from three cities within the Province of Buenos Aires that require the suspension of the above mentioned Resolutions, retroactively to the date on which such resolutions came into effect. Edenor’s electricity sales volume between 2016 and 2015 increased by 349 GWh to 11,385 GWh in 2016, compared to 11,036 GWh in 2015.

The cost of sales increased by 134.7% to Ps. 5,945.9 million for the six-month period ended June 30, 2016, compared to Ps. 2,533.8 million for the same period in 2015, mainly due to an increase in the price of energy purchases of 177%, an increase in penalties of 1,017.7% due to the new criteria to calculate penalties established by ENRE Note 120,151 and labor costs increase of 34.1%. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Six-Month Period Ended June 30,
Cost of Sales, in Millions of Ps. except %	2016		2015
Energy purchases	2,769.7	46.6%	1,000.1	39.5%
Labor costs	1,166.3	19.6%	869.5	34.3%
Fees for third-party services	202.8	3.4%	255.7	10.1%
Penalties	1,444.7	24.3%	129.3	5.1%
Depreciation of property, plant and equipment	136.9	2.3%	114.5	4.5%
Consumption of materials	141.6	2.4%	99.8	3.9%
Others	84.0	1.4%	65.0	2.6%
Total	5,945.9	100.0%	2,533.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, the gross loss from our distribution activities decreased to Ps. 238.8 million for the six-month period ended June 30, 2016, compared to a loss of Ps. 665.8 million for the same period in 2015, mainly due to the increase in revenue.

Selling expenses increased by 107.8% to Ps. 762.1 million for the six-month period ended June 30, 2016, compared to Ps. 366.7 million for the same period in 2015, mainly due to increases in penalties of 6,489.3% due to the new criteria to calculate penalties established by ENRE Note 120,151; labor costs increase of 39.3% and third-party compensation increase of 34.3%.The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Six-Month Period Ended June 30,
Selling Expenses, in Millions of Ps. except %	2016		2015
Fees for third-party services	210.3	27.6%	156.5	42.7%
Labor costs	188.9	24.8%	135.6	37.0%
Communication Expenses	51.7	6.8%	26.8	7.3%
Taxes, rates and contributions	49.1	6.4%	22.8	6.2%
Penalties	187.1	24.6%	2.8	0.8%
Doubtful accounts	44.6	5.9%	2.5	0.7%
Others	30.3	4.0%	19.5	5.3%
Total	762.1	100.0%	366.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses from our distribution segment increased by 63.6% to Ps. 506 million for the six-month period ended June 30, 2016, compared to Ps. 309.3 million for the same period in 2015, mainly due to increases in third-party compensation and fees between both periods of 128.1% and labor cost increases of 31.5%.The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Six-Month Period Ended June 30,
Administrative Expenses, in Millions of Ps. except %	2016		2015
Labor costs	206.7	40.9%	157.3	50.9%
Fees for third-party services	179.4	35.5%	78.7	25.4%
Insurance and rentals	42.5	8.4%	28.6	9.2%
Security surveillance expenses	20.8	4.1%	9.7	3.1%
Others	56.5	11.2%	35.1	11.3%
Total	506.0	100.0%	309.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses, net for the six-month period ended June 30, 2016 amounted to a net loss of Ps. 226.6 million, compared to a net loss of Ps. 112.1 million for the same period in 2015, which was mainly due to higher losses from provisions for contingencies (Ps. 63.8 million), tax on bank transactions (Ps. 34.9 million) and decrease in property, plant and equipment (Ps. 29.3 million). The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Six-Month Period Ended June 30,
Other Op. Income & Expenses, in Millions of Ps. except %	2016		2015
Provision for contingencies	(101.2)	44.7%	(37.3)	33.3%
Tax on bank transactions	(73.6)	32.5%	(38.7)	34.5%
Allowance for uncollectible tax credits	(0.1)	0.0%	(0.0)	0.0%
Other expenses FOCEDE	(14.7)	6.5%	(25.9)	23.1%
Income from services to third-parties	22.1	(9.8%)	26.2	(23.4%)
Voluntary retirements	(14.6)	6.5%	(23.4)	20.9%
Net expenses for technical functions	(9.2)	4.1%	(5.8)	5.2%
Decrease in property, plant and equipment	(30.5)	13.5%	(1.3)	1.1%
Others	(4.8)	2.1%	(5.8)	5.2%
Total	(226.6)	100.0%	(112.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating loss from our distribution activities decreased by Ps. 2,346.1 million to a loss of Ps. 1,224.7 million for the six-month period ended June 30, 2016, compared to a gain of Ps. 1,121.3 million for the same period in 2015, mainly due to the lower profits from SE Resolution No. 32/15 which was repealed by means of ME&M Resolution No. 7/16 with effect from February 2016, partially offset by higher revenues for the new electricity rate system set out in ME&M Resolution No. 6/2016 and SE Resolution No. 7/2016.

Financial results related to our distribution activities represented a loss of Ps. 1,004.3 million for the six-month period ended June 30, 2016, a 1,463.3% higher the loss compared to Ps. 64.2 million loss for the same period of 2015, primarily due to higher losses from commercial interest due to the increase in accounts payables with CAMMESA (Ps. 625.6 million), foreign exchange differences mainly as a result of the appreciation of the U.S. Dollar on the outstanding debt in that currency (Ps. 413.9 million) and higher losses in financial liability interest (Ps. 149.1 million),. These were partially offset by higher income from changes in the fair value of financial assets (Ps. 187.2 million). The following table illustrates the main components of financial results from our distribution segment:

	Six-Month Period Ended June 30,
Financial Results, in Millions of Ps. except %	2016		2015
Financial income
Financial interest	26.0	28.7%	13.7	36.4%
Commercial interest	64.6	71.3%	23.9	63.6%
Subtotal	90.6	100.0%	37.6	100.0%

Financial cost
Financial interest	(273.2)	34.8%	(124.0)	589.6%
Commercial interest	(506.8)	64.6%	118.8	(564.9%)
Fiscal interest	(2.2)	0.3%	(1.7)	8.2%
Others	(2.0)	0.3%	(14.1)	67.2%
Subtotal	(784.2)	100.0%	(21.0)	100.0%

Other financial results
Foreign exchange differences, net	(583.3)	187.7%	(169.4)	209.5%
Changes in the fair value of financial instruments	272.7	(87.8%)	85.5	(105.8%)
Others	(0.2)	0.1%	3.1	(3.8%)
Subtotal	(310.8)	100.0%	(80.8)	100.0%

Total	(1,004.3)	100.0%	(64.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded a gain from income tax of Ps. 710.3 million for the six-month period ended June 30, 2016, compared to a loss of Ps. 451 million in the same period of 2015.

Finally, our distribution activities registered a net loss of Ps. 1,518.7 million for the six-month period ended June 30, 2016, of which Ps. 944.2 million were attributable to the Company’s owners, compared to a profit of Ps. 606.1 for the same period in 2015, of which Ps. 254.8 million were attributable to the Company’s owners.

Oil and Gas Segment

Net sales related to our oil and gas segment increased to Ps. 1,129.7 million for the six-month period ended June 30, 2016, 262.7% higher compared to Ps. 311.4 million in the same period of 2015, mainly due to an increase in sales primarily as a result of higher production in the Rincón del Mangrullo Block and the effect of changes in the exchange rate, partially offset by a slight decrease in sales prices. The following table shows Petrolera Pampa’s oil and gas production under the investment agreements entered into by Petrolera Pampa for the specified periods:

	Six-Month Period Ended June 30,
	2016	2015
Oil (m3/d)
Ysur	2.9	6.5
Petrobras	3.1	4.5
Senillosa	0.1	0.1
YPF	34.5	8.6
Total	40.7	19.7
Gas (m3/d)
Ysur	54.6	70.1
Petrobras	369.4	370.9
YPF	1,998.3	609.9
Senillosa	7.5	0.5
Total	2,429.8	1,051.5
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of sales related to our oil and gas segment increased by 272.7% to Ps. 704.2 million for the six-month period ended June 30, 2016, compared to Ps. 188.9 million for the same period of 2015, mainly due to higher costs from depreciation of property, plant and equipment (Ps. 257.3 million), costs related to gas production (Ps. 129.3 million) as a result of the increase in production in the Rincón del Mangrullo Block and the effect of the Addendum to the investment agreement with YPF; costs from royalties (Ps. 76.2 million) and fees for third-party services (Ps. 35.7 million). The following table shows the main components of cost of sales from our oil and gas segment for the specified periods:

	Six-Month Period Ended June 30,
Cost of Sales, in Millions of Ps. except %	2016		2015
Depreciation of property, plant and equipment	334.3	47.5%	77.0	40.8%
Gas production	173.0	24.6%	43.6	23.1%
Royalties	116.0	16.5%	39.8	21.1%
Fees for third-party services	47.9	6.8%	12.3	6.5%
Labor costs	7.6	1.1%	4.4	2.3%
Others	25.4	3.6%	11.8	6.3%
Total	704.2	100.0%	188.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, gross profit related to our oil and gas segment increased by 247.3% to Ps. 425.5 million for the six-month period ended June 30, 2016, compared to Ps. 122.5 million for the same period in 2015.

Selling expenses related to our oil and gas segment increased to Ps. 73 million for the six-month period ended June 30, 2016, compared to Ps. 42.5 million for the same period of 2015, mainly due to the accrual of costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 9.1 million) and higher tax, rates and contributions charges (Ps. 18.7 million). The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

	Six-Month Period Ended June 30,
Selling Expenses, in Millions of Ps. except %	2016		2015
Compensation agreements	37.5	51.4%	28.4	66.8%
Taxes, rates and contributions	30.8	42.2%	12.1	28.5%
Others	4.7	6.4%	2.0	4.7%
Total	73.0	100.0%	42.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses increased to Ps. 100.8 million for the six-month period ended June 30, 2016, compared to Ps. 54.2 million for the same period of 2015, principally due to the accrual of costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 31.5 million), higher labor costs (Ps. 6.8 million), and higher fees for third-party services (Ps. 7.2 million). The following table illustrates the main components of administrative expenses from our oil and gas segment for the specified periods:

	Six-Month Period Ended June 30,
Administrative Expenses, in Millions of Ps. except %	2016		2015
Compensation agreements	65.4	64.8%	33.9	62.5%
Labor costs	15.6	15.5%	8.8	16.3%
Fees for third-party services	14.8	14.7%	7.6	14.1%
Others	5.0	5.0%	3.9	7.2%
Total	100.8	100.0%	54.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses, net from our oil and gas activities registered a profit of Ps. 686.7 million for the six-month period ended June 30, 2016, 523.8% higher compared to the profit of Ps. 110.1 million for the same period in 2015, mainly due to an increase in the additional compensation under the Surplus Injection Promotion Program implemented by Resolution No. 1/2013 (Ps. 751.4 million for the period in 2016, compared to Ps. 141.8 million in 2015) due to the new investments made under the agreement with YPF. The following table shows the main components of other operating income and expenses of our oil and gas segment for the specified periods:

	Six-Month Period Ended June 30,
Other Op. Income & Expenses, in Millions of Ps. except %	2016		2015
Res. No, 1/13 Natural Gas Excess Injection Income	751.4	109.4%	141.8	128.8%
Compensation agreements	(21.7)	(3.2%)	(25.9)	(23.5%)
Tax on bank transactions	(31.0)	(4.5%)	(8.7)	(7.9%)
Decrease in property, plant and equipment	(11.5)	(1.7%)	-	-
Others	(0.5)	(0.1%)	2.9	2.6%
Total	686.7	100.0%	110.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating gain related to our oil and gas segment amounted to Ps. 938.4 million for the six-month period ended June 30, 2016, compared to Ps. 135.9 million for the same period in 2015.

Financial results related to our oil and gas activities represented a loss of Ps. 481.2 million for the six-month period ended June 30, 2016, compared to a loss of Ps. 64.2 million for the same period of 2015, mainly due to higher losses from financial interests (Ps. 237.1 million) as a result of higher indebtedness compared to the same period in 2015, a decrease in the gain from changes in the fair value of financial instruments (Ps. 20.4 million) and higher charges from asset retirement obligation (Ps. 6.2 million). The following table shows the main components of the financial results from our oil and gas segment for the specified periods:

	Six-Month Period Ended June 30,
Financial Results, in Millions of Ps. except %	2016		2015
Financial income
Financial interest	0.2	100.0%	0.5	100.0%
Subtotal	0.2	100.0%	0.5	100.0%

Financial cost
Financial interest	(364.7)	98.4%	(127.6)	97.9%
Others	(5.8)	1.6%	(2.7)	2.1%
Subtotal	(370.5)	100.0%	(130.3)	100.0%

Other financial results
Changes in the fair value of financial instruments	30.0	(27.0%)	50.3	76.8%
Foreign exchange differences, net	(131.5)	118.5%	18.5	28.2%
Asset retirement obligation	(9.5)	8.5%	(3.3)	(5.0%)
Subtotal	(111.0)	100.0%	65.5	100.0%

Total	(481.2)	100.0%	(64.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our oil and gas segment recorded an income tax charge of Ps. 159.4 million for the six-month period ended June 30, 2016, compared to a charge of Ps. 14.3 million for the same period in 2015.

Finally, our oil and gas segment registered a net profit of Ps. 297.7 million for the six-month period ended June 30, 2016, of which Ps. 147.7 million were attributable to the owners of the Company, compared to a profit of Ps. 57.4 million for the same period in 2015, of which Ps. 28.5 million were attributable to the owners of the Company.

Holding and Others Segment

Net sales related to our holding and others segment were Ps. 49.7 million for the six-month period ended June 30, 2016, 70% higher compared to Ps. 29.3 million in the same period of 2015. These sales mostly correspond to higher fees collected from companies of our other segments.

Cost of sales related to our holding and others segment increased by 30.7% to Ps. 1.8 million for the six-month period ended June 30, 2016, compared to Ps. 1.4 million for the same period of 2015. The following table illustrates the main components of costs of sales from our holding and others segment for the specified periods:

	Six-Month Period Ended June 30,
Cost of Sales, in Millions of Ps. except %	2016		2015
Labor costs	0.9	52.8%	0.4	29.5%
Inventory purchases	0.7	39.8%	0.8	56.7%
Others	0.1	7.3%	0.2	13.8%
Total	1.8	100.0%	1.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

As a result of the foregoing, gross profit related to our holding and others segment was Ps. 48 million for the six-month period ended June 30, 2016, 71.9% higher compared to Ps. 27.9 million for the same period of 2015.

We did not record significant selling expenses related to our holding and others segment.

Administrative expenses increased 162.5% to Ps. 127.9 million for the six-month period ended June 30, 2016, compared to Ps. 48.7 million for the same period in 2015, principally due to higher director’s and Syndicate fees (Ps. 8.1 million), higher labor costs (Ps. 14.8 million) and fees for third-party services (Ps. 39.1 million). The following table illustrates the main components of administrative expenses from our holding and others segment for the specified periods:

	Six-Month Period Ended June 30,
Administrative Expenses, in Millions of Ps. except %	2016		2015
Taxes, rates and contributions	14.2	11.1%	3.6	7.4%
Director's and Syndicate fees	28.2	22.1%	20.2	41.4%
Fees for third-party services	46.2	36.2%	7.2	14.7%
Labor costs	24.2	19.0%	9.4	19.3%
Others	14.9	11.7%	8.4	17.2%
Total	127.9	100.0%	48.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses from our holding and others segment registered a profit of Ps. 7.1 million during the six-month period ended June 30, 2016, compared to a loss of Ps. 1.6 million for the same period in 2015. The following table shows the main components of our holding and other segment other operating income and expenses for the specified periods:

	Six-Month Period Ended June 30,
Other Op. Income & Expenses, in Millions of Ps. except %	2016		2015
Tax on bank transactions	(3.6)	(50.3%)	(0.7)	41.0%
Provision for fiscal credits	(0.2)	(3.3%)	(1.0)	59.1%
Recovery of expenses	19.0	267.5%	-	-
Provision for contingencies	(0.0)	(0.4%)	(0.1)	3.4%
Other credits provision	(7.7)	(108.7%)	-	-
Others	(0.3)	(4.9%)	0.1	(3.5%)
Total	7.1	100.0%	(1.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating loss related to our holding and others segment amounted to Ps. 75.4 million for the six-month period ended June 30, 2016, compared to an operating loss of Ps. 15 million for the same period in 2015.

Financial results related to holding and others segment represented a profit of Ps. 532.1 million for six-month period ended June 30, 2016, compared to a profit of Ps. 423.1 million for the same period in 2015, mainly due to higher income for foreign exchange differences income (Ps. 256.8 million) arising from financial instruments and lower losses from net financial interest (Ps. 16.7 million), partially offset by lower income for changes in the fair value of financial assets (Ps. 161.2 million). The following table illustrates the main components of financial results from our holding and others segment for the specified periods:

	Six-Month Period Ended June 30,
Financial Results, in Millions of Ps. except %	2016		2015
Financial income
Financial interest	4.4	100.0%	11.0	100.0%
Subtotal	4.4	100.0%	11.0	100.0%

Financial cost
Fiscal interest	(0.3)	(5.7%)	(8.8)	59.0%
Financial interest	17.8	338.5%	(5.5)	36.5%
Others	(12.2)	(232.8%)	(0.7)	4.5%
Subtotal	5.2	100.0%	(15.0)	100.0%

Other financial results
Changes in the fair value of financial instruments	188.8	36.1%	349.9	81.9%
Foreign exchange differences, net	333.7	63.9%	76.9	18.0%
Subtotal	522.5	100.0%	427.1	100.0%

Total	532.1	100.0%	423.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of Ps. 28.6 million for the six-month period ended June 30, 2016, compared to a charge of Ps. 15.1 million for the same period of 2015.

Finally, our holding and others segment registered a net profit of Ps. 428.1 million for the six-month period ended June 30, 2016 compared to a net profit of Ps. 393 million recorded in the same period of 2015, both attributable to the Company’s owners.

Liquidity and Capital Resources

Sources and uses of funds

The table below reflects our cash position at the dates indicated and the net cash generated by (used in) operating, investing and financing activities during the periods indicated:

	As of and for the Six-Month Period Ended June 30,
	2016	2015
	(Restated)
	(in millions of pesos)
Cash at the beginning of the year	516.6	335.2
Net cash generated by operating activities	1,473.6	1,688.2
Net cash used in investing activities	(2,516.5)	(2,149.2)
Net cash generated by financing activities	1,309.3	364.1
Foreign currency exchange difference generated by cash and cash equivalent	62.3	6.4
Cash and cash equivalents at the end of the period included in non-current assets classified as held for sale	(9.0)	-
Cash and cash equivalent at the end of the period	836.2	244.7

Net cash generated by operating activities

Net cash generated by operating activities for the six-month period ended June 30, 2016 was Ps. 1,473.6 million, principally attributable to positive adjustments of Ps. 1,149.9 million in interest accruals, Ps. 595 million for depreciation and amortization of assets, Ps. 396.4 million for foreign currency exchange difference, Ps. 124.5 million for compensation agreements and Ps. 101.2 million for constitution of provisions. These were partially offset by the negative adjustments to net income for non-cash charges in this period, including earnings of Ps. 630.4 million for changes in the fair value of financial instruments, Ps. 349.5 million for income tax charge and Ps. 81.5 million for higher costs recognition associated with SE Resolution No. 250/13 and subsequent Notes in our distribution segment.

Changes in operating assets and liabilities for the six-month period ended June 30, 2016 were Ps. 256.3 million. These changes were primarily attributable to a decrease of Ps. 507 million in trade receivables and other receivable and an increase of Ps. 178.4 million in tax payables and income tax and minimum notional income tax provision, which were partially offset by a decrease of Ps. 296 million in trade and other payables and a decrease of 58.3 million in salaries and social security payable.

Net cash generated by operating activities for the six-month period ended June 30, 2015 was Ps. 1,688.2 million, principally attributable to positive adjustments of Ps. 587.5 million for income tax charge, Ps. 298 million for depreciation and amortization of assets and Ps. 141.6 million in interest accruals. These were partially offset by the negative adjustments to net income for non-cash charges in this period, including earnings of Ps. 426 million for changes in the fair value of financial instruments, Ps. 186.6 million for higher costs recognition associated with SE Resolution No. 250/13 and subsequent Notes and Ps. 447.4 million for income recognition on account of the RTI associated with SE Resolution No. 32/15 in our distribution segment.

Changes in operating assets and liabilities for the six-month period ended June 30, 2015 were Ps. 155.2 million. These changes were primarily attributable to an increase of Ps. 525 million in trade and other payables, which were partially offset by an increase of Ps. 300.3 million in trade receivables and other receivables.

Net cash generated by (used in) investing activities

Net cash used in investing activities for the six-month period ended June 30, 2016 was Ps. 2,516.5 million, principally attributable to Ps. 2,569.6 for payment and advance for companies' acquisitions and capital expenditures of Ps. 1,817.5 million. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including proceeds Ps. 1,588.6 million from financial assets at fair value sale and amortization and recovery of investment funds, net, of Ps. 422.4 million.

Net cash used in investing activities for the six-month period ended June 30, 2015 was Ps. 2,149.2 million, principally attributable to capital expenditures of Ps. 1,526.8 million and subscription of investment funds, net, of Ps. 653.1 million. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including proceeds Ps. 257.6 million from guarantee deposits and Ps. 226.2 million for proceeds from financial assets at fair value sale and amortization.

Net cash generated by financing activities

Net cash generated by our financing activities for the six-month period ended June 30, 2016 was Ps. 1,309.3 million, principally attributable to net cash and cash equivalents of Ps. 3,558.8 million generated by borrowings from our different segments. These were partially offset by payments (including principal and interest) of Ps. 2,119.4 million made for financial borrowings.

Net cash generated by our financing activities for the six-month period ended June 30, 2015 was Ps. 364.1 million, principally attributable to net cash and cash equivalents of Ps. 1,521 million generated by borrowings from our different segments. These were partially offset by payments (including principal and interest) of Ps. 1,328.3 million made for financial borrowings.

Capital Expenditures

The following table sets forth the capital expenditures for our consolidated segments for the six-month period ended June 30, 2016 and 2015:

	Six-Month Period Ended June 30,
	2016		2015
	(in millions of pesos)
Generation	Ps.	667.5	Ps.	701.3
Distribution		1,340.0		821.2
Oil and gas		681.6		630.7
Holding and others		0.3		0.3
	Ps.	2,689.4	Ps.	2,153.5

During the six-month period ended June 30, 2016, our capital expenditures in our generation segment mainly related to work in progress and advances to suppliers (Ps. 542.8 million) and materials and spare parts (Ps. 65.1 million). On July 15, 2016, the new 105 MW high-efficiency gas turbine was commissioned for service, increasing CTLL installed capacity to 645 MW. In our distribution segment, we invested Ps. 1,340 million, a substantial portion of which was used to expand and improve our grid in order to keep pace with the growth in our customer base. In addition, we made investments in order to meet our quality standards levels. Our capital expenditures in our oil and gas segment increased in line with the execution of Petrolera Pampa’s investment commitments under the YPF Agreement.

In our generation segment we currently expect our capital expenditures to remain high in 2017, principally in connection with the expansion of CTLL plant’s generating capacity through the installation of a new GE 105 MW high-efficiency gas turbine, which will be commissioned for service in August, 2017. The estimated cost of the project amounts to U.S.$90 million. In our oil and gas segment, for the year 2017 Petrolera Pampa expects to continue with the development plan with YPF in the Rincón del Mangrullo Area. We expect to cover such capital expenditures mainly with cash flows from operations, cash on hand, short- and long-term borrowings and financing extended by CAMMESA.

Debt

Our total consolidated financial debt as of June 30, 2016 was Ps. 10,926.4 million, of which 64.8% was long-term debt. Approximately 49.17% of our consolidated debt outstanding at June 30, 2016 was denominated in foreign currencies, mainly in U.S. Dollars. The amount of our total consolidated financial debt does not include Transener given that our stake in Transener constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Unaudited Interim Financial Statements. See Note 17 to our Unaudited Interim Financial Statements.

The below is a description of the main changes in the indebtedness of our subsidiaries since the filing of our 2015 Form 20-F/A. See also Note 17 to our Unaudited Interim Financial Statements.

Under the terms of their respective outstanding debt, our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of June 30, 2016, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

Generation

Piedra Buena

On May 18, 2015, pursuant to a loan agreement signed on April 8, 2014 between Piedra Buena and CAMMESA (“CAMMESA Loan Agreement), CPB requested an additional U.S.$ 7.2 million, plus value-added tax (“VAT”), which was granted by CAMMESA to continue maintenance work at Piedra Buena. Recently, the Secretaría de Energía Eléctrica (Secretary of Electric Energy) authorized an extension of additional financing in the amount of U.S.$ 9.4 million. As of the date of this report, the amended CAMMESA Loan Agreement reflecting such change has not yet been executed.

As of the date of this report, Piedra Buena has received from CAMMESA funds amounting to Ps. 1,021.9 million, of which Ps. 248.3 million was granted as additional maintenance remuneration.

Güemes

On May 6, 2016, our board of directors (our “Board of Directors”) approved the terms and conditions of Series 7 and Series 8 corporate bonds issued under the Güemes corporate bonds program (the “Güemes Corporate Bonds Program”).  On August 11, 2016, Güemes issued Series 7 corporate bonds in the amount of Ps. 173 million at a private Badlar rate plus a 3.5% margin, and Series 8 corporate bonds in the amount of U.S.$ 1.4 million at a 7% fixed interest rate. Series 7 corporate bonds will mature on February 12, 2018 and Series 8 corporate bonds will mature on August 12, 2020. In each case, the interest payable with respect to the corporate bonds are payable on a quarterly basis.

On August 23, 2016, CTG arranged for the early redemption of Series 5 and Series 6 corporate bonds issued under the Güemes Corporate Bonds Program. Series 5 corporate bonds were redeemed at 100% of their face value, equivalent to Ps. 60.1 million, the residual value to be redeemed amounting to Ps. 30.1 million, which represents 50% of their original face value. Series 6 corporate bonds were redeemed at 100% of their face value, equivalent to Ps. 91.0 million.

On September 19, 2016, CTG redeemed U.S.$ 18.9 million principal amount of its 2017 Bonds.  Also, on September 20, 2016, CTG launched the early redemption of all the outstanding 2017 Bonds for up to an amount of U.S.$ 3.1 million, which is expected to close on October 21, 2016.

As of the date of this report, CTG has received partial advances for Ps. 25 million, which are disclosed under Trade and other Receivables, net of the Maintenance Remuneration of the Unaudited Interim Financial Statements.

Loma de la Lata

As of the date of this report, Loma de la Lata has received partial advances in the amount of Ps. 311.7 million, net of the Maintenance Remuneration collected by Loma de la Lata.

On September 26, 2016, Loma de la Lata obtained a U.S.$ 15 million loan from Banco Itaú, which matures in 18 months and carries an interest rate of LIBOR plus 4.5%.

HINISA

In February 2016, Hidroeléctrica Los Nihuiles S.A. (“HINISA”) submitted to CAMMESA a major maintenance plan for the execution of maintenance tasks in the Nihuil I, Nihuil II, Nihuil III and Dique Valle Grande plants during 2016 and 2017. The maintenance plan amounts to a total of Ps. 17,670,000, plus U.S.$708,000, as well as applicable taxes. HINISA requested that the maintenance plan be financed with receivables from the maintenance remuneration. Through SEE Note No. 335/2016, the SEE partially approved the request for financing, excluding the amounts required for the installation of the Dique Valle Grande piezometers with the total approved amount being Ps. 14,670,000, plus U.S.$668,000 (VAT included), and instructed CAMMESA to enter into the corresponding loan agreement, which was executed by the parties on September 7, 2016.

HIDISA

In February 2016, Hidroeléctrica Diamante S.A. (“HIDISA”) submitted to CAMMESA a major maintenance plan for the execution of maintenance tasks in the dam and generating units of Agua del Toro, Los Reyunos and El Tigre plants during 2016 and 2017. The maintenance plan amounts to a total of Ps. 8,800,000, plus U.S.$616,000, as well as applicable taxes. HIDISA has requested that the maintenance plan should be financed with receivables from the maintenance remuneration. Through SEE Note No. 408/2016, the SEE partially approved the request for financing, excluding the amounts requested for the reconstruction of the access road to the Agua del Toro plant, the retooling of Dique Los Reyunos, and the installation of the pendulum to verify the deformation of the spillway in El Tigre dam, with the total approved amount being Ps. 6,945,000 plus U.S.$503,000 (VAT included); it also instructed CAMMESA to enter into the corresponding loan agreement, which was executed by the parties on September 7, 2016.

Oil and Gas

Petrolera Pampa

On June 15, 2016, Petrolera Pampa’s board of directors approved the terms and conditions of Series 8 corporate bonds under the Petrolera Pampa’s corporate bonds program. On June 27, 2016, Petrolera Pampa issued Series 8 corporate bonds for Ps. 403.3 million at an annual nominal variable rate equivalent to the private Badlar rate applicable to the interest periods between each payment date plus 4%, with a 360-day maturity. Series 8 corporate bonds may be redeemed by Petrolera Pampa at any time after a three-month period following their issuance date.

On May 27, 2016, PEPASA and YPF agreed that the latter would pay, on behalf and at the expense of PEPASA, all expenses and investments to be made by PEPASA under the investment agreement in the “Rincón del Mangrullo” Area for up to U.S.$28 million at a 5% fixed rate. On July 22, 2016, PEPASA paid off both the principal and interest of the loan.

On June 10, 2016, PEPASA entered into a loan agreement with Banco Santander for an amount of up to U.S.$120 million, with the possibility of making one or more drawdowns during the 45-day period following the closing date of the loan agreement. This loan bears interest at a 7.5% fixed rate and matures 18 months following the date of the first drawdown. Interest will be payable on a quarterly basis.

On September 1, 2016, PEPASA executed a loan agreement with Banco Supervielle S.A. for an amount of U.S.$14,000,000 and for a term of 12 months at an annual interest rate of 5%, with the principal being fully payable upon maturity. The funds will be used for working capital and the refinancing of PEPASA’s liabilities.

On September 1, 2016, PEPASA executed a second loan agreement with ICBC S.A. for an amount of U.S.$20,000,000 and for a term of eighteen months at an annual 6% rate, principal being fully payable upon maturity. Funds will be destined to the financing of investment projects, including their working capital.

On September 9, 2016, PEPASA executed a loan agreement with Banco Galicia for an amount of U.S.$6,650,000 and for a term of six months at an annual 4.5% rate. This loan was allocated to the early cancellation of Ps. 100 million owed to the same bank under a loan granted on March 3, 2016.

Pampa Energía

See “Recent Developments” for more information regarding Pampa Energía.

Distribution

On July 12, 2016, Edenor redeemed its fixed-rate corporate bonds due 2017 at par. The redeemed outstanding amount was U.S.$14.8 million, at 100% of their face value, with accrued interest for U.S.$0.4 million.

Risk Management

We regularly assess our currency exchange exposure to determine how to manage the risk associated with such exposure. In order to cover for foreign-currency exchange rate fluctuations, we have entered into forward contracts to purchase and sell U.S. dollars. To the extent we enter into forward contracts, our practice varies from time to time, depending on our assessment of the level of risk, expectations as to exchange rate fluctuations and the cost of derivative financial instruments. We may stop using derivative financial instruments or modify our practice in this regard at any time.

As of June 30, 2016, we did not have any derivative positions.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangement as of June 30, 2016.

Quantitative and Qualitative Disclosures about Market Risk

No significant changes have arisen in market risk since we filed our 2015 Form 20-F/A.

Recent DevelopmentS

The information presented below concerns recent developments since the filing of our 2015 Form 20-F/A through the date of this report on Form 6-K.

Acquisition of Petrobras Participaciones S.L. (“PPSL”)

On May 13, 2016, we, as buyer, and Petrobras International Braspetro B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. (“Petrobras”), as seller, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which we agreed to acquire all of the shares of PPSL and certain intercompany indebtedness of PPSL with Petrobras International Braspetro B.V. in an aggregate amount equal to U.S.$80 million (the “Transaction”).

The purchase price, adjusted at the closing date of the Transaction as described below, was paid as aggregate consideration for the sale of all of the shares of PPSL and the intercompany indebtedness of PPSL with Petrobras International Braspetro B.V.

Under the Sale and Purchase Agreement, the base price for our acquisition of 100% of PPSL (including the credit held by Petrobras International Braspetro B.V.) was U.S.$892,000,000. After certain adjustments, the purchase paid at closing, amounted to U.S.$897,163,212. The purchase price remains subject to certain post-closing adjustments based on (i) the closing of the assignment of the “Aguarague” block by Petrobras Argentina in favor of Tecpetrol S.A., which may imply a reduction of the purchase price of approximately U.S.$2.5 million, and (ii) the reconciliation of any purchase price adjustments made by Petrobras International Braspetro B.V. at the closing of the Transaction to which we object within 60 days following the closing date.

As of July 27, 2016 (the closing date of the Transaction), PPSL beneficially owned 135,679,155 of Petrobras Argentina’s outstanding American depositary shares, each representing 10 PESA Shares (“PESA ADSs”), representing 1,356,791,556 Petrobras Argentina Shares, or 67.1933% of the total number of Petrobras Argentina’s outstanding Class B Shares, par value Ps.1.00 per share (“PESA Shares”) (including PESA Shares represented by PESA ADSs). The Sale and Purchase Agreement included a number of form agreements and annexes, including, but not limited to, a trademark license and de-branding agreement, a lubricant purchase and sale agreement, a lubricant trademark license agreement and a technical and technological support agreement, as well as transition services agreements.

In evaluating whether or not to carry out the Transaction, Pampa considered a number of factors. Petrobras Argentina is an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission and hydrocarbon marketing and transportation. The Transaction represented a unique opportunity for Pampa to both promote activities in the sector in which it currently operates and penetrate a new industry.

With respect to the assets of Pampa, and the strength of the businesses it already operates, Pampa believes that the following are important synergies with Petrobras Argentina:

•         Transportation of Gas and Processing of Liquids. Until the closing date of the Transaction, Pampa and Petrobras Argentina were partners in CIESA, which holds shares of TGS, with more than 9,100 km of pipelines and 60% in market share.

•         Electricity Generation. Pampa has an installed capacity of 2,309 MW (653 MW in hydroelectric generation and 1,656 MW in thermal generation), representing 7% in market share, while Petrobras Argentina has an installed capacity of 1200 MW (285MW in hydroelectric and 915 MW in thermal generation), representing 3.6% in market share. After the Transaction, the group would become the third largest generator in the country with 10.4% in market share.

•         Gas and Oil Exploration and Production. Through PEPASA, Pampa has five production blocks and more than 130 production wells, which represent 2.1% in market share. Petrobras Argentina has 16 production blocks, with natural gas production representing 6.2% in market share and oil production representing 4.1% in market share. The areas with proven and/or potential reserves are a scarce asset in Argentina, but the Transaction provides a unique growth opportunity for Pampa.

As a result of the Transaction, Pampa owns, indirectly through PPSL, 135,679,155 PESA ADSs, representing 1,356,791,556 PESA Shares, or 67.1933% % of the total number of PESA Shares (including PESA Shares represented by PESA ADSs).

The closing of the Transaction was subject to certain conditions precedent typical for a transaction of its type, such as certain representations and guarantees made by us and Petrobras. Among these conditions was a requirement that Petrobras Argentina refinance its 5.875% Series S Notes due 2017 and release Petrobras from its guarantee of such notes.

Additionally, pursuant to the Sale and Purchase Agreement, Pampa is responsible during the 15-year period following the closing of the Transaction for a percentage of the difference between the actual cost of certain contingencies identified prior to the closing of the Transaction, and the estimated cost of such contingencies (including the determination of several tax, customs, arbitration and transfer pricing claims relating to Petrobras Argentina).

Sale of 50% Indirect Interest in Transportadora de Gas del Sur S.A.

Pursuant to an offer letter dated April 22, 2016 (the “Offer Letter”), Pampa and Pampa Participaciones S.A. (“Pampa Participaciones”) offered to grant to Harz Energy LLC (“HELLC”) an exclusive right to purchase all the shares held by Pampa and Pampa Participaciones in PEPCA S.A., a company holding 10% of the shares and voting rights of CIESA, which in turn holds a 51% interest in Transportadora de Gas del Sur S.A. (“TGS”). Furthermore, Pampa Inversiones S.A. (“PISA”) offered to assign its rights as beneficiary and trustee under the CIESA trust, thus granting it the right to receive 40% of CIESA’s shares and voting rights.

On June 27, 2016 the exclusivity period offered to HELLC for the sale of the indirect interest in TGS expired. Consequently, the Company was able to relaunch the sales process and, on July 18, 2016 the Company executed an agreement with Grupo Inversor Petroquímica S.L. (members of the GIP Group, headed by the Sielecki family), WST S.A. and PCT L.L.C. (members of the Werthein group) (jointly, the “Purchasers”) for the sale of a 25.5% indirect interest in TGS, through PEPCA, for a base price of U.S.$241 million, subject to certain adjustments resulting from PEPCA’s financial position at the closing of the transaction.

On July 19, 2016, the Purchasers paid the Company U.S.$8 million as part of the agreed price. On this date, it was agreed that the balance would be payable by purchasers as follows: (i) U.S.$153 million simultaneously with the closing of the acquisition of Petrobras Participaciones S.L., thus reducing the bank financing necessary for such acquisition; and (ii) the balance of U.S.$80 million no later than February 15, 2017, at a 5% annual interest rate.

Among other conditions, the closing was conditioned to the Closing of the Transaction, and the Purchasers agreed to assume the risk in case the necessary regulatory approvals were not obtained.

Additionally, the Sellers have the option, exercisable by February 15, 2017, to swap the rights arising from the trust for the assets of the swap option (the “Swap Option”) without providing any additional consideration. The assets of the Swap Option comprise the following: (i) all issued and outstanding shares of Petrobras Hispano; and (ii) 15% of CIESA’s issued and outstanding shares held by Petrobras Argentina, including all Series A1 shares (the “Swap Option Assets”).

It should be pointed out that Petrobras Hispano holds twenty-five percent (25%) of CIESA’s outstanding capital stock and, therefore —should the Swap Option be exercised— PISA and Pampa Energía will receive the rights arising from the trust (which grants the right to forty percent (40%) of CIESA’s outstanding shares and voting rights) and the Purchasers will hold all Petrobras Hispano’s shares (and, therefore, will indirectly own a 25% interest in CIESA), together with 15% of CIESA’s issued and outstanding shares; that is, by the end of the Swap Option, the Purchasers would receive 40% of CIESA’s outstanding shares and voting rights. Combined with the 10% interest resulting from PEPCA S.A.’s shares, the Purchasers, together with Pampa Energía, will continue exercising joint control over CIESA. The Swap Option would only operate on the rights arising from the trust, but not on the shares making up (among others) the rights resulting from the trust agreement.

On July 27, 2016, the Transaction Closing Date, and upon the meeting of the conditions precedent, the transaction was perfected for a final price of U.S.$241 million (without any price adjustment), the purchasers having paid the amount of U.S.$153 million.

Bridge Loan Credit Facility

Under the senior secured bridge loan credit facility of up to approximately U.S.$600 million incurred in order to finance the Transaction and the Offer Cash Consideration arranged by Citigroup Global Markets Inc. and Deutsche Bank AG, London Branch that we entered into on July 26, 2016 (the “Bridge Loan Credit Facility”), we obtained a credit facility in the initial amount of U.S.$750 million to finance the Transaction. The Bridge Loan Credit Facility was reduced to U.S.$600 million following Pampa’s use of U.S.$161 million of proceeds from the sale of its indirect interests in TGS to fund a portion of purchase price for the Transaction. U.S.$271 million was disbursed on July 27, 2016 (the “Closing Date”) to finance an additional portion of the purchase price for the Transaction (the “Dollar Acquisition Tranche”), leaving U.S.$329 million available under the Bridge Loan Credit Facility, subject to any reductions pursuant to the terms of the Bridge Loan Credit Facility, consisting of (a) a tranche of U.S. dollar–denominated term loans (the “Dollar Tender Offer Tranche”) in an aggregate amount up to U.S.$179 million and (b) a tranche of peso-denominated term loans (the “Peso Tender Offer Tranche” and together with the Dollar Tender Offer Tranche, the “Tender Offer Loans”) in an aggregate amount up to Ps. 2,205 million. The proceeds of the Dollar Acquisition Tranche were used by us solely to (i) partially finance our acquisition of all of the outstanding shares of PPSL and (ii) pay expenses incurred in connection with such acquisition. The proceeds of the Tender Offer Loans will be used by us solely to (i) finance the mandatory cash tender offer in Argentina and the U.S. Cash Tender Offer (collectively, the “Cash Tender Offers”) and (ii) pay expenses incurred in connection with the Cash Tender Offers (together with the Cash Tender Offers, the “Offer Use of Proceeds”).

The commitments in respect of the Tender Offer Loans will be available, subject to any reductions pursuant to the terms of the Bridge Loan Credit Facility, until the date that is 120 days following the Closing Date of the Transaction. The commitments will be reduced if less than 100% of the outstanding PESA Securities are tendered in connection with the Argentine Cash Tender Offer, in an amount that would result in the maximum amount of Tender Offer Loans being equal to the maximum amount of Offer Use of Proceeds. The obligations of the lenders under the Bridge Loan Credit Facility to provide financing are subject to the satisfaction of certain conditions precedent.

Interest on the Dollar Acquisition Tranche and the Dollar Tender Offer Tranche will accrue at a rate equal to three-month LIBOR (which in any case shall not be less than 0% per annum) plus a margin of 7.00% during months 0 to 6 following May 12, 2016, 7.25% during months 7 to 9 following May 12, 2016, 7.50% during months 10 to 12 following May 12, 2016, 9.00% during months 13 to 15 following May 12, 2016 and 9.50% during months 16 to 18 following May 12, 2016 and will be payable quarterly in arrears. Interest on the Peso Tender Offer Tranche will accrue at a rate equal to the Badcor Rate (as defined below) plus the Applicable Margin and will be payable quarterly in arrears. “Badcor Rate” under the Bridge Loan Credit Facility means the Buenos Aires Deposits of Large Amount Rate adjusted (as described in the Bridge Loan Credit Facility) by the cash reserve percentage required for financial institutions in connection with 30 days’ time deposits made by clients, the rate of annual nominal interest granted by the Central Bank, and the Argentine gross revenue tax.

The Bridge Loans will be secured by a first priority security interest over the following collateral:

                      (i)         100% of the PESA ADSs held by PPSL on the Closing Date pursuant to the Sale and Purchase Agreement and subsequent to the closing date pursuant to the Offers; provided that, on the date of the conversion of the Convertible Loan, the lenders shall release an amount of PESA ADSs not greater than the amount sufficient for Pampa to satisfy its obligations under the Convertible Loan; provided, further, that immediately upon consummation of the Offers and acquisition by Pampa of such PESA ADSs, Pampa shall pledge such PESA ADSs for the benefit of the lenders;

                     (ii)         following the date of Pampa’s shareholders’ meeting approving the Potential Merger, 100% of the equity interests of PEPASA owned by Pampa or its subsidiaries; and

                    (iii)        on and following the date of the sale of the Excluded Business (as defined in the Bridge Loan Credit Facility) of Rio Neuquén to Petrobras International Braspetro B.V., 100% of the equity interests in IEASA S.A. held by Pampa.

The Bridge Loan Credit Facility contains customary affirmative covenants for facilities of this type, including, among others, covenants pertaining to the delivery of financial statements, notices of default and certain other material events, maintenance of corporate existence and rights, business, property, and insurance and compliance with laws, as well as customary negative covenants for facilities of this type, including, among others, limitations on the incurrence of subsidiary indebtedness, liens, mergers and certain other fundamental changes, investments and loans, acquisitions, transactions with affiliates, payments of dividends and other restricted payments and changes in Pampa’s line of business. The Bridge Loan Credit Facility also contains customary default provisions for facilities of this type, which are subject to customary cure periods and materiality thresholds, including, among others, defaults related to payment failures, failure to comply with covenants, material misrepresentations, defaults under other material indebtedness, the occurrence of a “change in control,” bankruptcy and related events, material judgments, certain events related to the U.S. Employee Retirement Income Security Act and the invalidity or revocation of any of our loan documents. If an event of default occurs under Bridge Loan Credit Facility, the lenders may, among other things, terminate their commitments and declare immediately payable all amounts due under the Bridge Loan Credit Facility.

The Bridge Loan Credit Facility matures on the day that is 12 months after the Closing Date. The entire principal amount of the Bridge Loan Credit Facility will be due and payable on the maturity date. The Bridge Loan Credit Facility may be voluntarily prepaid without penalty or premium, other than customary breakage costs related to prepayments of LIBOR borrowings, upon not less than five days’ prior written notice, at our option.

Precautionary Measures

As of May 2016 and until the date of this report, Edenor was notified by several Courts of the Province of Buenos Aires of the granting of precautionary measures requested by different customers, both individuals and groups of consumers (Hospital Privado de la Merced S.A., Municipio de La Matanza, Club Atlético 3 de Febrero, Club Ferrocarril Mitre Deportivo Social y Cultural, Sociedad Alemana de Gimnasia de Villa Ballester, Club Social y Deportivo Las Heras, Club Sportivo San Andrés, Cooperativa de Trabajo 19 de Diciembre, residents of the district of Pilar), which all together account for approximately 25% of Edenor’s sales, ordering the suspension of ME&M Resolutions No. 6/16 and 7/16 and ENRE Resolution 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect (February 2016).

These measures required Edenor to refrain from billing based on the increased tariff, and to return any amounts already collected from such increased billing by crediting the customers’ accounts. As of the date of this report, Edenor has complied, and continues to comply, with the precautionary measures demanded by the courts and has begun to issue bills based on the previous electricity billing schedule, crediting the customers’ accounts for the amounts collected that were above such previous rates.

On July 15, 2016, the National Regulatory Authority of Electricity (“ENRE”) notified Edenor of the granting of a precautionary measure by Division II of the Federal Appellate Court of the City of La Plata, ordering the suspension of such increases in all the Province of Buenos Aires for a period of three months to commence as from the date of issuance of such judicial order. This measure impacts 80% of Edenor’s billing as from the month of July 2016.  On September 6, 2016, the Argentine Supreme Court of Justice ruled against this precautionary measure, thus validating the tariff increase of February 2016.  With respect to the other precautionary measures, Edenor is taking all possible judicial actions to reverse these measures.

CTLL Expansion

On July 15, 2016, the new 105 MW high-efficiency gas turbine, which is part of the project to expand CTLL’s generating capacity by 120 MW, was commissioned for service.

At the time of this report, CTLL is negotiating with CAMMESA a WEM Supply Agreement pursuant to SE Resolution No. 220/07 which will partially remunerate the energy and power generated by the new unit.

Offers Regarding Electric Power Thermal Generation Capacity- Loma de la Lata 2016 Expansion Works

As a result of the state of emergency in the national electricity sector, the SE issued Resolution No. 21/16 calling for parties interested in offering new electric power thermal generation capacity through the WEM during the following periods: (i) summer of 2016/2017;( ii)  winter 2017 winter and (iii) summer 2017/2018.

The terms for the call were established in SE Note No. 161/16. The conditions applicable to the generation capacity to be offered were as follows: (i) the plant should have a minimum capacity of 40 MW; (ii) each generating unit should have a minimum capacity of 10 MW; and (iii) the equipment used should have double fuel consumption capacity (with certain exceptions).

Successful bidders entered into a “wholesale demand agreement” with CAMMESA on behalf of distributors and the GUME.

Loma de la Lata submitted four projects under this call, both directly and indirectly through its affiliates. only CAMMESA awarded a contract in connection with a project that consists of the installation of a high-efficiency aeroderivative gas turbines (similar to that installed under the 2014 expansion works). The project is currently a work-in-progress, and commissioning is expected to begin in August 2017.

On July 1, 2016, Loma de la Lata and CAMMESA entered into the applicable wholesale demand agreement, which provides for the sale of the capacity offered under the call and the power generated by the new unit for a term of ten years following its commissioning The wholesale demand agreement provides for the application of decreasing-capacity scaled prices at the end of the stated term and the remuneration of variable costs for the operation and maintenance of the unit. Furthermore, it contemplates penalties for delays in the committed commissioning date and for breach of the undertaken availability (100%).

Renovar 1 – New Renewable Energies Projects

In October 2015, Act No. 27,191 (regulated by Executive Order No. 531/2016), which amended Act No. 26,190 on the promotion of renewable sources of energy, was passed. Among other measures, it provided that by December 31, 2025, 20% of the total demand for energy in Argentina should be provided through renewable sources of energy. To meet such objectives, it provides that the GUME and CAMMESA should cover 8% of their energy demands with such renewable resources by December 31, 2017. The percentage of energy provided through renewable resources will increase every two years until the objective is reached. The agreements entered into with large users and large-scale distributors may not have an average price exceeding U.S.$113 per MWh.

Additionally, it provides for several measures promoting the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions contributing to the financing of such projects. The tax benefits quota for 2016, set by Executive Order No. 882/16, amounts to Ps. 1.7 billion. If these funds are not allocated in full, the balance will be automatically carried forward to the following year.

In order to meet this objective, the ME&M launched a call for bids under the national and international open call for renewable energy providers within the WEM —the “RenovAr Program (Round 1)”— seeking to enter into renewable electric power supply agreements with CAMMESA (on behalf of WEM’s Large Users and Distributors). The call aims to assign contracts for a capacity of up to 1000 MW obtained with different technologies (wind and solar energy, biomass, biogas and small hydraulic developments with a capacity of up to 50 MW). The successful bidders will enter into renewable electric power supply agreements for the sale of a committed annual electric power block for a term of 20 years.

Loma de la Lata submitted four projects under the call through specific vehicle companies (Greenwind S.A., Parques Eólicos del Fin del Mundo S.A., Parques Eólicos Argentinos S.A. and Generación Solar AR I S.R.L.). Three of the four projects are wind farms to be installed in the Province of Buenos Aires with a total capacity of 200 MW, and the fourth project is a photovoltaic solar farm with a 100 MW capacity to be installed in the Province of Catamarca.

On September 5, 2016, the technical proposals were opened.  Offers amounted to 6346.3 MW, out of which 3468.7 MW correspond to wind power, and 2813.1 MW to solar energy, projects. Pursuant to the published call schedule, on October 3, 2016, CAMMESA is expected to provide information on the technically admissible tenders. The economic proposal is planned to be opened on October 5, 2016, and awards would be made on October 12, 2016.

Acquisition of Certain Companies

100% of Greenwind. The purpose of this acquisition is the development of a wind power project called “Corti”, which consists of the installation of a 100 MW capacity wind farm in Bahía Blanca, Province of Buenos Aires. To these ends, Greenwind holds a legitimate right of usufruct over a 1,500-hectare plot of land where wind measurements have been taken during the last 4 years.

100% of Parques Eólicos del Fin del Mundo S.A.  Through this company, Pampa plans to develop, through the ABO Wind AG and ABO Wind Energías Renovables, the “Parque Eólico de La Bahía” project, with a 50 MW capacity located at Bajo Hondo, District of Coronel Rosales, Province of Buenos Aires.

100% of Parques Eólicos Argentinos S.A. Through this acquisition, Pampa aims to, through ABO Wind AG and ABO Wind Energías Renovables, develop the “Parque Eólico de La Bahía” project, with a 50 MW capacity located at Las Armas, District of Maipú, Province of Buenos Aires.

100% of Albares Renovables Argentina S.A. Through Petrobras Argentina, Pampa acquired 100% of the capital stock and voting rights of Albares Renovables Argentina S.A. (“Albares”). Albares was the successful bidder in the call for bids for new thermal generation with an availability commitment in the wholesale electricity market under Resolution SEE 21/2016, for the construction of a new thermal power generation plant at Pilar Industrial Park (Pilar District, Province of Buenos Aires). The 100 MW total power project involves the installation of 6 Wärtsilä W18V50DF motor generator sets running on natural gas and fuel oil and with an output of 16.5 MW each. In such respect, Albares entered into a demand agreement with CAMMESA with the commitment to install the above mentioned generator sets.

Petrobras Argentina Sale of Río Neuquén and Aguada la Arena Areas

On August 4, 2016, the Petrobras Argentina Board of Directors approved the following transactions: (i) the sale of 33.66% of the rights and obligations in the Río Neuquén area and 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia for net consideration of U.S.$52 million to an affiliate of Petrobras; and (ii) the sale of 33.33% of the rights and obligations in the Río Neuquén area and 80% of the rights and obligations relating to the Aguada de la Arena area, which represents 100% of the total participation of Petrobras Argentina in this area, for net consideration of U.S.$140 million to YPF.  These transactions closed on September 30, 2016.

Other Litigation

We were recently made aware of a news article that mentions that a lawsuit before the Brazilian Federal Prosecutors Office was initiated to attempt to annul the sale of assets pertaining to Petróleo Brasileiro S.A. in Argentina.  The Company has promptly informed the investing public that it has no knowledge of the suit alluded to in the news article, and as such is not in a position to comment on the existence of the suit, the rights or the facts which have been alleged, given that we have received no notification or juridical process related to the alleged legal action, and therefore cannot comment on the veracity, content or substance of the information conveyed.

Regulatory Updates

Generation Business

Resolution ME&M 205-E / 2016

On September 30, 2016, Resolution ME&M 205-E/2016 was published, announcing the qualification of the bids submitted under the Call RENEW Round 1, which reported that all bids submitted by CTLL were qualified.

In addition, the above-mentioned resolution determined the amount of the corresponding tax benefits to be granted to each Project in accordance with the Annex (IF-2016-01784312-APN-SECEE # MEM).  These tax benefits will be incorporated in the Certificate of Inclusion to be issued before the execution of the Energy Supply Contract (this annex was not published).

Finally, the opening of the “B” Bids and the announcement of the awards were moved up to September 30 and October 7, 2016, respectively.

On September 30, 2016, we proceeded with the opening of the “B” Bids of qualified offers, along with the bids which included reservation prices for each type of technology.  The reservation price for wind power projects is U.S.$82.00 / MWh and for solar projects it is U.S.$90.00 / MWh.

Distribution Business

Resolutions ME&M 197-E / 2016 and ENRE 522/16

On September 28, 2016, Resolution ME&M 197-E / 2016 was published instructing CAMMESA to negotiate payment plans with the distribution agents and GU for the repeal of the preliminary measures that have suspended the tariff increases and must now be accounted for by CAMMESA.  It provided for a payment plan consisting of four monthly installments that would be equal, consecutive and without interest or penalties related to nonpayment.  The first of such installments will be due in October 2016.  Similarly, with regard to the amounts not paid for by users of Edenor and Edesur, it is expected that payment will be made in four installments under the same conditions as cited above.

Additionally, on September 29, 2016, Resolution ENRE 522/16 was published, announcing a public hearing convened to discuss the Tariff Proposals presented by Edenor and Edesur for the next five-year period pursuant to the Process of Integral Tariff Review (ITR), and with the purpose of establishing the tariffs to be applied by the above-mentioned concession-holders during the five-year period.

Transportation Business

Resolution ENRE 524/16

On September 29, 2016, Resolution ENRE 524/16 was published, announcing the Integral Tariff Review (ITR) program to be applied to Transener S.A., Transba S.A., Transpa S.A., Distrocuyo S.A., Epen, Transnea S.A., Transnoa S.A., Transco S.A., which foresees that once the ITR is completed, the resolutions by which the new tariffs will be established will be announced on January 31, 2017.  The above-mentioned resolution also established the criteria for carrying out the ITR.

Resolution ENRE 524/16 established the program and the conditions to carry out the ITR of, among others, Transener and Transba.  As a general principle, it states that: i) the remuneration proposed by the Carriers must reflect the economic cost of the resources expended in providing the service; and ii) outlines a system of penalties for non-compliance in quality-control which may be progressively increased throughout the tariff period.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2016

PAMPA ENERGÍA S.A.

By:	/s/ Gustavo Mariani

Name:	Gustavo Mariani
Title:	Co-Chief Executive Officer